Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

October 29, 2020

Fresenius Medical Care continues solid revenue and strong earnings growth in the third quarter

-	Operations maintained despite COVID-19, impact on patients minimized
-	Q3 development impacted by currency headwinds and expected lower reimbursement for calcimimetics
-	Financial targets for FY 2020 confirmed inclusive of anticipated COVID-19 effects

“The global COVID-19 pandemic has posed further challenges to us in the third quarter; and it will be a sizable challenge to be managed also in the months to come”, said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “It is at times like these that the value of our strong network, of our vertically integrated, resilient business model and of the commitment of our entire Fresenius Medical Care team becomes evident – and proves to be decisive for fostering the wellbeing of our patients as well as creating value for our shareholders. On the back of our strong earnings development in the first nine months, we confirm our outlook for the financial year 2020. Thanks to the lessons learned from the first phase of the pandemic and our highly committed team, I am very confident that our company will successfully cope with COVID-19.”

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Key figures (IFRS)

	Q3 2020 EUR m	Q3 2019 EUR m	Growth yoy	Growth yoy, cc	9M 2020 EUR m	9M 2019 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,414	4,419	+/- 0%	+ 6%	13,459	12,897	+ 4%	+ 6%
Operating income	632	595	+ 6%	+ 11%	1,843	1,653	+ 11%	+ 12%
Net income[1]	354	333	+ 6%	+ 11%	987	857	+ 15%	+ 15%
Net income adjusted[1,2]	354	332	+ 7%	+ 11%	987	868	+ 14%	+ 14%
Basic EPS (EUR)	1.21	1.10	+ 9%	+ 14%	3.35	2.82	+ 19%	+ 19%

cc = at constant currency, EPS = earnings per share

2020 targets confirmed: mid to high single digit growth rates

Fresenius Medical Care continues to expect both revenue and net income to grow at a mid to high single digit rate in 2020. These targets are inclusive of anticipated COVID-19 effects, in constant currency and exclude special items3. They are based on the adjusted results 2019, including the effects of the operations of the NxStage acquisition and the IFRS 16 implementation.

COVID-19 continues to affect dialysis business

As in previous months – and thanks to the comprehensive protective measures initiated at the beginning of the pandemic – Fresenius Medical Care was able to minimize the impact on patients and to maintain operations in its more than 4,000 dialysis centers worldwide without significant interruptions.

However, the COVID-19 pandemic continued to affect people with advanced kidney disease and the resulting severity of illness generated an increase in hospitalization and mortality rate. The resulting increase in missed treatments and, in addition, delayed referrals of patients with late stage chronic kidney disease, slowed down the organic growth in the

1 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

2 For a reconciliation of adjusted figures, please refer to the table at the end of the press release

3 Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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third quarter to 3%. In the first nine months the COVID-19 related net effect on operating income was neutral.

Patients, Clinics and Employees

As of September 30, 2020, Fresenius Medical Care treated 349,167 patients in 4,073 dialysis clinics worldwide. At the end of the third quarter, the Company had 126,463 employees (full-time equivalents) worldwide, compared to 120,734 employees as of September 30, 2019.

Solid net income growth despite headwinds from exchange rates

Despite a sizable headwind from exchange rates, revenue was stable and amounted to EUR 4,414 million (+6% at constant currency). Organic growth of 3% was realized including the expected negative impacts from lower reimbursement for calcimimetics and COVID-19 related slower growth in the number of treatments.

Health Care Services revenue remained stable despite the negative effects from exchange rates and amounted to EUR 3,499 million (+6% at constant currency). On a constant currency basis, growth was driven by negative prior year revenue effects (“prior year revenue effects”)4, contributions from acquisitions and was achieved despite the lower reimbursement for calcimimetics as well as COVID-19 related slower growth of the number of treatments.

Health Care Products revenue was negatively impacted by exchange rates as well and decreased by 1% to EUR 915 million (+4% at constant currency). On a constant currency basis, growth was driven by higher sales of products for acute care treatments, machines for chronic treatment and peritoneal dialysis products.

In the first nine months of 2020 revenue increased by 4% to EUR 13,459 million (+6% at constant currency), with organic growth of 4%. Health Care Services revenue grew by 4% to EUR 10,708 million (+6% at constant currency). Health Care Products revenue rose by 5% to EUR 2,751 million (+7% at constant currency).

4 Prior year revenue effects: revenue recognition adjustment for accounts receivable in legal dispute (- EUR 84 million), reduction in patient attribution and a decreasing savings rate for ESCOs (- EUR 46 million)

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Operating income increased by 6% to EUR 632 million (+11% at constant currency), resulting in a margin of 14.3% (Q3 2019: 13.5%). The margin increase was driven by negative prior year earnings effects (“prior year earnings effects”)5, an increase in commercial revenue and favorable cost management of pharmaceuticals, offsetting the lower reimbursement for calcimimetics, all in the North America region.

Operating income for the first nine months increased by 11% to EUR 1,843 million (+12% at constant currency), resulting in a margin of 13.7% (9M 2019: 12.8%).

Net income1 grew by 6% to EUR 354 million (+11% at constant currency), driven by the earnings effects described above and lower refinancing cost in light of favorable market conditions. Basic earnings per share (EPS) rose by 9% to EUR 1.21 (+14% at constant currency), supported by the Company’s completed share buyback program decreasing the average weighted number of shares outstanding.

In the first nine months of 2020, net income increased by 15% to EUR 987 million (+15% at constant currency). EPS rose by 19% to EUR 3.35 (+19% at constant currency).

Exceptional cash-flow development in the first nine months

Fresenius Medical Care generated EUR 746 million of operating cash flow (Q3 2019: EUR 868 million), resulting in a margin of 16.9% (Q3 2019: 19.7%). For the first nine months of 2020, operating cash flow increased to EUR 3,649 million (9M 2019: EUR 1,796 million). This increase was mainly due to U.S. federal relief funding and advanced payments under the CARES Act, other COVID-19 relief, as well as working capital improvements driven by cash collections.

Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions, investments and dividends) amounted to EUR 507 million (Q3 2019: EUR 584 million), resulting in a margin of 11.5% (Q3 2019: 13.2%). In the first nine months of 2020, the Company generated a free cash flow of EUR 2,913 million (9M 2019: EUR 1,019 million).

5 Prior year earnings effects: revenue recognition adjustment for accounts receivable in legal dispute (- EUR 84 million), reduction in patient attribution and a decreasing savings rate for ESCOs (- EUR 46 million) as well as a remeasurement effect of the fair value of the Humacyte investment (EUR 76 million).

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Regional developments

In North America, despite a sizable negative exchange rate effect, revenue remained stable and amounted to EUR 3,069 million (+5% at constant currency, +2% organic). On a constant currency basis, growth drivers were the prior year revenue effects4, an improved commercial mix and contributions from acquisitions. This was partially offset by expected headwinds from lower reimbursement for calcimimetics as well as a COVID-19 related slower growth of the number of treatments. For the first nine months, North America revenue increased by 5% to EUR 9,495 million (+5% at constant currency, +3% organic).

Despite significant headwinds from exchange rates, operating income increased by 8% to EUR 514 million (+13% at constant currency), resulting in a margin of 16.8% (Q3 2019: 15.5%). The margin increase was mainly due to the prior year earnings effects5, an increase in commercial revenue and favorable cost management of pharmaceuticals, offsetting the lower reimbursement for calcimimetics. For the first nine months, operating income rose by 24% to EUR 1,587 million (+24% at constant currency), resulting in a margin of 16.7% (9M 2019: 14.2%).

Despite a negative effect from exchange rates, revenue in EMEA remained stable and amounted to EUR 682 million (+3% at constant currency, +1% organic). Growth on a constant currency basis was supported by contributions from acquisitions and growth in same market treatments. For the first nine months, EMEA revenue increased by 3% to EUR 2,048 million (+5% at constant currency, +4% organic).

Operating income for the EMEA region also remained stable and amounted to EUR 99 million (+0% at constant currency), resulting in a margin of 14.6% (Q3 2019: 14.6%). At constant currency, operating income development was negatively influenced by unfavorable impact from foreign currency transaction effects. For the first nine months, operating income decreased by 17% to EUR 278 million (-16% at constant currency), resulting in a margin of 13.6% (9M 2019: 16.8%). The decrease was mainly due to the reduction of a contingent consideration liability related to Xenios in the prior year and an impairment of a license held by the joint venture with Vifor based on an unfavorable clinical trial.

In Asia-Pacific, revenue development was affected by exchange rates and increased by 2% to EUR 484 million (+6% at constant currency, +6 organic), mainly driven by growth in same market treatments, contributions from acquisitions, higher sales of in-center disposables and products for acute care treatments, as well as organic growth in the Care Coordination business. This was partially offset by missing contributions from closed or sold clinics. For the first nine months, revenue grew by 1% to EUR 1,377 million (+2% at constant currency, +2% organic).

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Operating income grew by 7% to EUR 97 million (+9% at constant currency), resulting in a margin of 20.0% (Q3 2019: 19.0%). The increase in margin was supported by a favorable impact from cost management initiatives and business growth. For the first nine months, operating income decreased by 7% to EUR 237 million (-7% at constant currency) resulting in a margin of 17.2% (9M 2019: 18.7%).

Including a very significant headwind from exchange rates, Latin America revenue decreased by 7% to EUR 170 million (+22% at constant currency, +17% organic). For the first nine months, revenue decreased by 2% to EUR 508 million (+23% at constant currency, +17% organic).

Operating income increased by 6% to EUR 11 million (+28% at constant currency), resulting in a margin of 6.6% (Q3 2019: 5.8%). For the first nine months, operating income grew by 4% to EUR 29 million (+18% at constant currency), resulting in a margin of 5.7% (9M 2019: 5.4%).

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the third quarter and first nine months of 2020 on October 29, 2020 at 3:30 p.m. CET / 10:30 a.m. ET. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the third quarter and first nine months of 2020. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,073 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 349,167 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Statement of earnings
in € million, except share data, unaudited	Three months ended September 30
				Change
	2020	2019	Change	at cc

Health Care Services	3,499	3,492	0.2%	6.3%
Health Care Products	915	927	-1.3%	3.9%
Revenue	4,414	4,419	-0.1%	5.8%

Costs of revenue	3,047	3,073	-0.9%	5.4%
Gross profit	1,367	1,346	1.6%	6.2%
Selling, general and administrative	717	732	-1.9%	3.3%
(Gain) loss related to divestitures of Care Coordination activities	(3)	(2)	31.4%	59.9%
Research and development	45	42	6.5%	9.3%
Income from equity method investees	(24)	(21)	17.7%	17.8%
Operating income	632	595	6.1%	11.0%
Operating income adjusted	632	620	2.0%	6.6%

Interest expense, net	88	105	-16.3%	-11.0%
Income before taxes	544	490	10.9%	15.7%
Income tax expense	124	98	25.5%	30.9%
Net income	420	392	7.2%	11.8%
Net income attributable to noncontrolling interests	66	59	12.3%	18.7%
Net income[1]	354	333	6.3%	10.6%
Net income[1] adjusted	354	332	6.5%	10.8%

Weighted average number of shares	292,817,296	301,440,412

Basic earnings per share	€1.21	€1.10	9.4%	13.8%
Basic earnings per share adjusted	€1.21	€1.10	9.6%	14.1%

In percent of revenue
Operating income	14.3%	13.5%
Operating income adjusted	14.3%	14.0%

[1] Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

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Statement of earnings
in € million, except share data, unaudited	Nine months ended September 30
				Change
	2020	2019	Change	at cc

Health Care Services	10,708	10,265	4.3%	5.6%
Health Care Products	2,751	2,632	4.5%	6.8%
Revenue	13,459	12,897	4.4%	5.8%

Costs of revenue	9,270	8,955	3.5%	5.3%
Gross profit	4,189	3,942	6.3%	7.0%
Selling, general and administrative	2,285	2,247	1.7%	2.8%
(Gain) loss related to divestitures of Care Coordination activities	(32)	(14)	132.0%	132.3%
Research and development	141	119	18.6%	18.6%
Income from equity method investees	(48)	(63)	-23.1%	-23.1%
Operating income	1,843	1,653	11.5%	11.9%
Operating income adjusted	1,843	1,693	8.9%	9.2%

Interest expense, net	284	327	-13.2%	-12.1%
Income before taxes	1,559	1,326	17.5%	17.8%
Income tax expense	362	292	23.8%	24.1%
Net income	1,197	1,034	15.8%	16.0%
Net income attributable to noncontrolling interests	210	177	18.7%	18.8%
Net income[1]	987	857	15.2%	15.4%
Net income[1] adjusted	987	868	13.8%	14.0%

Weighted average number of shares	294,458,296	303,832,868

Basic earnings per share	€3.35	€2.82	18.8%	19.1%
Basic earnings per share adjusted	€3.35	€2.86	17.4%	17.6%

In percent of revenue
Operating income	13.7%	12.8%
Operating income adjusted	13.7%	13.1%

[1] Attributable to shareholders of FMC-AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

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Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended		Nine months ended
in € million, unaudited	September 30		September 30
	2020	2019	2020	2019

Operating performance on an adjusted basis

Revenue	4,414	4,419	13,459	12,897

Operating income	632	595	1,843	1,653
NxStage costs		2		22
Cost optimization costs		25		32
(Gain) loss related to divestitures of Care Coordination activities		(2)		(14)
Operating income adjusted	632	620	1,843	1,693

Net income[1]	354	333	987	857
NxStage costs		1		16
Cost optimization costs		18		24
(Gain) loss related to divestitures of Care Coordination activities		(20)		(29)
Net income[1] adjusted	354	332	987	868

1 Attributable to shareholders of FMC-AG & Co. KGaA

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